                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A

                                (AMENDMENT NO. 3)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 24)


                       Consolidated Capital Properties IV
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                             ConCap Equities, Inc.
                             AIMCO Properties, L.P.
--------------------------------------------------------------------------------
                      (Names of Filing Persons - Offerors)

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                 P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
--------------------------------------------------------------------------------
            (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                            Amount of filing fee
----------------------                            --------------------
$25,290,889.27                                           $ 3,204.36


* For purposes of calculating the fee only. This amount assumes the purchase of 139,098.50 units of limited partnership interest of the subject partnership for $181.82 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,204.36              Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3    Date Filed:   November 8, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO PROPERTIES, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
      84-1275721

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      WC

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            222,900 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            222,900 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      222,900 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 65.0%

14.   TYPE OF REPORTING PERSON
      PN

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO-GP, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            222,900 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            222,900 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      222,900 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 65.0%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1. NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
      84-1259577

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            222,900 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            222,900 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      222,900 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 65.0%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO IPLP, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            96,646 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            96,646 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      96,646 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 28.2%

14.   TYPE OF REPORTING PERSON
      PN

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  AIMCO/IPT, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            96,646 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            96,646 Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      96,646 Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 28.2%

14.   TYPE OF REPORTING PERSON
      CO

CUSIP No.   NONE

1.    NAME OF REPORTING PERSONS:  IPLP ACQUISITIONS I, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
      (a)     [ ]
      (b)     [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      Not Applicable

5.    (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e))                                                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

      7.    SOLE VOTING POWER
             --

      8.    SHARED VOTING POWER
            29,612.50 Units

      9.    SOLE DISPOSITIVE POWER
             --

      10.   SHARED DISPOSITIVE POWER
            29,612.50  Units

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      29,612.50  Units

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 8.6%

14.   TYPE OF REPORTING PERSON
      OO

        AMENDMENT NO. 3 TO SCHEDULE TO/AMENDMENT NO. 24 TO SCHEDULE 13D


         This Statement constitutes (a) Amendment No. 3 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule TO"), filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company and ConCap Equities, Inc. relating to the offer by AIMCO Properties, L.P. to purchase units of limited partnership interest ("Units") of Consolidated Capital Properties IV, a California limited partnership (the "Partnership"), at a price of $181.82 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 8, 2004, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"); and (b) Amendment No. 24 to the Schedule 13D filed by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc. and IPLP Acquisitions I, L.L.C. (the "Schedule 13D"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.


ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      At midnight, New York City time, on December 28, 2004, the Offer expired pursuant to its terms. A total of 19,225.5 Units, representing approximately 5.61% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.

                                    SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 2005
                                        AIMCO PROPERTIES, L.P.

                                        By:   AIMCO-GP, INC.
                                              Its General Partner


                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                        AIMCO-GP, INC.


                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                        APARTMENT INVESTMENT AND MANAGEMENT
                                        COMPANY


                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                        CONCAP EQUITIES, INC.


                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                        AIMCO IPLP, L.P.

                                        By:  AIMCO/IPT INC.
                                             Its General Partner

                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President


                                        AIMCO/IPT INC.


                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                        IPLP ACQUISITIONS I, L.L.C.


                                        By:   /s/ Martha L. Long
                                              -------------------------------
                                              Martha L. Long
                                              Senior Vice President